Exhibit 99.1

FENNEC PROVIDES BUSINESS UPDATE AND ANNOUNCES SECOND QUARTER 2018 FINANCIAL RESULTS

•	Publication of PEDMARKTM SIOPEL 6 Clinical Data in The New England Journal of Medicine

•	Joined Russell 3000 Index

•	Strong financial position with $25.6 million in cash and no debt

Research Triangle Park, NC, August 13, 2018 – Fennec Pharmaceuticals Inc. (NASDAQ:FENC; TSX: FRX), a specialty pharmaceutical company focused on the development of PEDMARKTM (a unique formulation of sodium thiosulfate (STS)) for the prevention of platinum-induced ototoxicity in pediatric patients, today reported financial results for the second quarter ended June 30, 2018.

"Since the publication of the SIOPEL 6 data in the New England Journal of Medicine we have received several inquiries from physicians worldwide to treat patients. We are anxious to move PEDMARKTM forward in order to respond to these requests within the pediatric cancer community," said Rosty Raykov, Chief Executive Officer of Fennec. "Our strong cash balance positions us well to advance PEDMARKTM through the necessary regulatory milestones and anticipated commercialization in 2019."

Investor Events

•    2018 Wedbush PacGrow Healthcare Conference – Rosty Raykov, CEO of Fennec, will provide an overview of the Company’s business on Wednesday, August 15 at 1:20 pm at the 2018 Wedbush PacGrow Healthcare Conference being held in New York City. The Fennec presentation will be webcast live and can be accessed by visiting the investors relations sections of the Company’s website at http://fennecpharma.com/investors/presentations-events/.  A replay of the presentation will also be available and archived on the site for ninety days.

•    H.C. Wainwright Global Investment Conference – Rosty Raykov, CEO of Fennec, will provide an overview of the Company’s business at the H. C. Wainwright Global Investment Conference being held in New York City on Wednesday, September 5 with the time to be published later. The Fennec presentation will be webcast live and can be accessed by visiting the investors relations sections of the Company’s website at http://fennecpharma.com/investors/presentations-events/.  A replay of the presentation will also be available and archived on the site for ninety days.

Financial Results for the Second Quarter 2018

•	Cash Position - Cash and cash equivalents were $25.6 million as of June 30, 2018. The reduction in cash balance over the quarter ended June 30, 2018, is the net result of cash used for operating activities offset by the inflow of $0.5 million from the exercise of various options and warrants. The Company had a working capital balance of $24.9 million as of June 30, 2018.
•	R&D Expenses - Research and development (R&D) expenses were $0.8 million for the three months ended June 30, 2018, compared to $0.3 million for the same period in 2017. The increase in R&D expenses for the comparative three months is primarily due to the manufacturing and regulatory expenses for the regulatory approval and planned commercialization of PEDMARKTM.
•	G&A Expenses - General and administrative (G&A) expenses were $1.9 million for the three months ended June 30, 2018, compared to $1.1 million same period in 2017. The increase in G&A expenses in 2018 over 2017 primarily relates to an increase in non-cash equity compensation as well as an increase in general corporate and compliance expenses.

•	Net Loss - Net loss was $2.6 million and $1.6 million for the three months ended June 30, 2018 and 2017, respectively.
•	Financial Guidance - The Company believes its cash and cash equivalents on hand as of June 30, 2018 will be sufficient to fund the Company's planned commercial launch of PEDMARKTM in the second half of 2019.

Financial Update

The selected financial data presented below is derived from our unaudited condensed consolidated financial statements which were prepared in accordance with U.S. generally accepted accounting principles. The complete interim unaudited consolidated financial statements for the period ended June 30, 2018 and management's discussion and analysis of financial condition and results of operations will be available via www.sec.gov and www.sedar.com. All values are presented in thousands unless otherwise noted.

Interim Unaudited Condensed Statement of Operations

(U.S. Dollars in thousands except per share amounts)

	Three Months Ended		Six Months Ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Revenue	$-	$-	$-	$-
Operating expenses:
Research and development	798	333	1,487	558
General and administrative	1,867	1,146	2,969	1,692
Loss from operations	(2,665)	(1,479)	(4,456)	(2,250)
Other:
Unrealized gain on derivatives	-	(120)	167	(157)
Other loss	5	(4)	2	(5)
Interest income and other	73	5	132	8
Total other, net	78	(119)	301	154
Net loss and total comprehensive loss	$(2,587)	$(1,598)	$(4,155)	$(2,404)
Basic net loss per common share	$(0.14)	$(0.11)	$(0.22)	$(0.17)
Diluted net loss per common share	$(0.14)	$(0.11)	$(0.22)	$(0.17)
Weighted-average number of common shares outstanding, basic	18,585	14,192	18,508	13,917
Weighted-average number of common shares outstanding, diluted	18,585	14,192	18,508	13,917

Fennec Pharmaceuticals Inc.

Balance Sheets

(U.S. Dollars in thousands)

	June 30, 2018	December 31, 2017
Assets
Cash and cash equivalents	$25,640	$28,260
Other current assets	64	141
Total Assets	$25,704	$28,401

Liabilities and stockholders’ equity
Current liabilities	$847	$1,477
Derivative liabilities	-	167
Total stockholders’ equity	24,857	26,757
Total liabilities and stockholders’ equity	$25,704	$28,401

Working Capital Selected Asset and Liability Data:	June 30, 2018	December 31, 2017
(U.S. Dollars in thousands)
Cash and cash equivalents	$25,640	$28,260
Other current assets	64	141
Current liabilities excluding derivative liability	(847)	(1,477)
Working capital	$24,857	$26,924

Selected Equity:
Common stock	$104,010	$103,045
Accumulated deficit	(125,523)	(121,368)
Stockholders’ equity	24,857	26,757

Dollar and shares in thousands	Three Months Ended June 30,		Six Months Ended June 30,
Selected cash flow data:	2018	2017	2018	2017
Net cash used in operating activities	(1,570)	(688)	(3,297)	(1,363)
Net cash provided by investing activities	-	-	-	-
Net cash provided by financing activities	491	7,669	677	7,669
(Decrease)/Increase in cash and cash equivalents	(1,079)	6,981	(2,620)	6,306

About PEDMARKTM (sodium thiosulfate/STS)

Cisplatin and other platinum compounds are essential chemotherapeutic components for many pediatric malignancies.  Unfortunately, platinum-based therapies cause ototoxicity in many patients, and are particularly harmful to the survivors of pediatric cancer.

Each year in the U.S. and Europe there is estimated that over 10,000 children with solid tumors are treated with platinum agents.  The vast majority of these newly diagnosed tumors are localized and classified as low to intermediate risk in nature. These localized cancers may have overall survival rates of greater than 80%, further emphasizing the importance of quality of life after treatment. The incidence of hearing loss in these children depends upon the dose and duration of chemotherapy, and many of these children require lifelong hearing aids. There is currently no established preventive agent for this hearing loss and only expensive, technically difficult and sub-optimal cochlear (inner ear) implants have been shown to provide some benefit. Infants and young children at critical stages of development lack speech language development and literacy, and older children and adolescents lack social-emotional development and educational achievement.

STS has been studied by cooperative groups in two Phase 3 clinical studies of survival and reduction of ototoxicity: COG ACCL0431 and SIOPEL 6. Both studies are closed to recruitment. COG ACCL0431 enrolled one of five childhood cancers typically treated with intensive cisplatin therapy for localized and disseminated disease, including newly diagnosed hepatoblastoma, germ cell tumor, osteosarcoma, neuroblastoma, and medulloblastoma.  SIOPEL 6 enrolled only hepatoblastoma patients with localized tumors. COG ACCL0431 results were published in the Lancet Oncology. SIOPEL 6 results were published in the New England Journal of Medicine.

About Fennec Pharmaceuticals

Fennec Pharmaceuticals Inc., is a specialty pharmaceutical company focused on the development of PEDMARKTM (a unique formulation of sodium thiosulfate (STS)) for the prevention of platinum-induced ototoxicity in pediatric patients. STS has received Orphan Drug Designation in the US in this setting. Further, PEDMARKTM received Breakthrough Therapy and Fast Track Designation by the FDA in March 2018. Fennec has a license agreement with Oregon Health and Science University (OHSU) for exclusive worldwide license rights to intellectual property directed to STS and its use for chemoprotection, including the prevention of ototoxicity induced by platinum chemotherapy, in humans. For more information, please visit www.fennecpharma.com.

Forward looking statements

Except for historical information described in this press release, all other statements are forward-looking. Forward-looking statements are subject to certain risks and uncertainties inherent in the Company’s business that could cause actual results to vary, including such risks that regulatory and guideline developments may change, scientific data may not be sufficient to meet regulatory standards or receipt of required regulatory clearances or approvals, clinical results may not be replicated in actual patient settings, protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by its competitors, the available market for the Company’s products will not be as large as expected, the Company’s products will not be able to penetrate one or more targeted markets, revenues will not be sufficient to fund further development and clinical studies, the Company may not meet its future capital requirements in different countries and municipalities, and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission including its Annual Report on Form 10-K for the year ended December 31, 2017. Fennec Pharmaceuticals, Inc. disclaims any obligation to update these forward-looking statements except as required by law.

The scientific information discussed in this news release related to PEDMARKTM is preliminary and investigative. Such product candidates are not approved by the U.S. Food and Drug Administration, Health Canada or other regulatory and no conclusions can or should be drawn regarding the safety or effectiveness of such product candidate.

For a more detailed discussion of related risk factors, please refer to our public filings available at www.sec.gov and www.sedar.com.

For further information, please contact:

Rosty Raykov
Chief Executive Officer
Fennec Pharmaceuticals Inc.
T: (919) 636-5144